

New York Stock Exchange
11 Wall Street
New York, NY 10005

December 23, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Depositary Shares (each representing a 1/1000th fractional interest in a share of 5.75% Series A Cumulative Perpetual Preferred Stock, par value $0.01 per share) of Green Brick Partners, Inc., under the Exchange Act of 1934.

Sincerely,

Bev Sayre

An Intercontinental Exchange Company